Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

April 28, 2009

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       General Electric Company
Form 10-K for the year ended December 31, 2008
Filed February 18, 2009
File No. 001-00035

Dear Ms. Crane:

We are responding to your comment letter dated March 31, 2009, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response and indicated expected page references related to our March 31, 2009 Form 10-Q.

Form 10-K for the year ended December 31, 2008

Item 1A.  Risk Factors, page 12

The unprecedented conditions in the financial and credit markets…page 13

1.
We note your disclosure in the second paragraph of this risk factor relating to your October 2008 equity offering and the offering of preferred stock and warrants to Berkshire Hathaway.  To the extent you disclose in your applicable future filings that you may seek sources of funding other than through the U.S. government and Federal Reserve Bank programs, please also disclose that such sources of funding may cause further dilution to your existing shareholders.

Response:

The Company notes the Staff's comment and will revise its disclosure to clarify that new sources of equity funding may cause dilution to GE’s existing shareholders.

On page 58 of our March 31, 2009 Form 10-Q, we will revise the risk factor entitled “The unprecedented conditions in the financial and credit markets may affect the availability and cost of GE Capital’s funding” by adding a sentence along the following lines at the end of the second paragraph:

“While we currently do not anticipate any equity offerings, other sources of funding that involve the issuance of additional equity securities would be dilutive to our existing shareowners."

2.
We note your disclosure that there can be no assurance that the cost of GE Capital’s funding will not substantially increase.  In your future filings, as applicable, please expand your risk factor disclosure to briefly describe the known factors that may cause an increase in GE Capital’s cost of funding, such as the intended decrease in reliance on short-term funding, such as commercial paper, in favor of longer-term funding arrangements, refinancing the funding you have currently obtained through the U.S. government and Federal Reserve Bank programs at then current market rates when such funding matures, and your credit ratings in effect at such times, etc.  Please also briefly describe any adverse affects that would arise if GE Capital’s cost of funding increased, such as decreased lending margins, decreased earnings, cash flows and returns on shareowners’ equity and invested capital, etc.

Response:

The Company notes the Staff’s comment and will revise its disclosure accordingly.

On page 58 of our March 31, 2009 Form 10-Q, we will revise the risk factor entitled “The unprecedented conditions in the financial and credit markets may affect the availability and cost of GE Capital’s funding” by adding disclosure along the following lines after the fourth sentence of the second paragraph:

“Factors that may cause an increase in funding costs include: a decreased reliance on short-term funding, such as commercial paper, in favor of longer-term funding arrangements; market conditions and debt spreads for our debt after expiration of the TLGP; refinancing of funding that we have obtained under the TLGP at market rates at the time such funding matures; decreased capacity and increased competition among debt issuers; and our credit ratings in effect at the time of refinancing.  If GE Capital’s cost of funding were to increase, it may adversely affect its competitive position and result in lower lending margins, earnings and cash flows as well as lower returns on its shareowner’s equity and invested capital.”

Significant changes in actual investment return on pension assets…page 16

3.
We note from your Consolidated Statement of Changes in Shareowners’ Equity that other comprehensive income attributable to benefit plans – net amounted to approximately ($13.3 billion) in 2008 which, in addition to other factors, decreased your shareowners’ equity by a material amount.  To the extent you experience a material change in shareowners’ equity related to your benefit plans in future periods, please enhance your risk factor disclosure by quantifying the change and clarifying that the gain or loss, as applicable, has the affect of increasing or decreasing total shareowners’ equity.

Response:

The Company notes the Staff’s comment and will revise its risk factor disclosure in future filings, as applicable, to quantify material changes in shareowners’ equity related to our benefit plans and state that the change has the effect of increasing or decreasing total shareholders’ equity, as appropriate.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Financial Resources and Liquidity, page 38

Investment Securities, page 38

4.
We note your disclosure on pages 39 and 99 that in reaching your conclusion that your investment securities were not other-than-temporarily impaired, consideration was given to the availability of credit enhancements, “principally Monoline insurance.”  Please tell us and revise future filings to disclose the following:

▪
Describe in greater detail the insurance coverage provided by the Monolines and how it works. For example, explain whether GE obtains this insurance coverage from the Monolines or whether the coverage is provided by the sponsor of the mortgage-backed securities (“MBS”) securitization/issuer; explain whether the insurer guarantees the payment of all expected cash flows from the MBS or only a up to a certain percentage of expected cash flows; etc.

▪
Describe to the investor how you consider the credit enhancement provided by these insurance arrangements when determining whether your investment securities are exposed to possible credit losses and could be other-than-temporarily impaired.  For example, discuss whether you would assume zero credit risk on any security covered by such an arrangement.

▪
Given the downgrade of the Monoline industry as discussed on page 39, please explain how you considered the financial stability of the Monoline insurers and how this impacted your conclusion regarding the impairment of your investment securities.

▪
Identify the triggers for payment under the insurance arrangements and explain to what extent you have experienced any inability to receive payment of your claims from insurers to date.  Tell us the amount of any defaults experienced in fiscal 2008.

Response:

The Company supplementally advises the Staff that Monoline insurers (Monolines) provide credit enhancement for certain of our investment securities, primarily residential mortgage backed securities and municipal securities.  The credit enhancement is a feature of each individual security that guarantees the payment of all expected cash flows, and was not purchased separately by GE.  Thus, the credit enhancement would transfer with the security to any market participant in a sales transaction.  Accordingly, all cash flows related to such securities are received directly from the issuer’s trustee.  When there is a shortfall in cash from the underlying collateral the Monoline will make a payment to the trustee to cover all contractual amounts due on the security.

In determining whether a security with Monoline credit enhancement is other-than-temporarily impaired (OTTI), we first refer to the guidance in EITF Issue 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended, to determine whether there has been an adverse change in estimated cash flows for that security.  Estimated cash flows are determined based on our best estimate of the amount and timing of estimated principal and interest from the underlying collateral, based on current information and events.  If there has been an adverse change in estimated cash flows as determined in accordance with EITF Issue 99-20, we then determine whether the security has credit enhancement from a Monoline.  For those securities with credit enhancement, we evaluate several factors in reaching a conclusion on the ability of the Monoline to fulfill its obligations to the trustee (the analysis is similar to our OTTI analysis for corporate bonds), including:

•	Whether the Monoline is in default or default appears imminent;

•	Whether the Monoline has sufficient cash reserves and capital to continue to cover expected losses;

•	Whether the Monoline has received a ratings downgrade from any of the major rating agencies; and

•	The potential for intervention by an insurance or other regulator.

If we determine that it is probable that the Monoline would be unable to pay the trustee the full amount of any cash shortfall, we would recognize an OTTI for all securities that had an adverse change in estimated cash flows covered by that Monoline, as determined in accordance with EITF Issue 99-20.  We measure the OTTI based on the difference between our carrying amount and the fair value of the security.

In some circumstances, we have determined that it is probable that a specific Monoline will be unable to pay the trustee the full amount of the cash shortfall.  For securities with credit enhancement from those specific Monolines, we have recognized an OTTI based on our best estimate of the cash flows expected to be received from the trustee, explicitly considering shortfalls in cash payments to be received by the trustee from the Monoline.  Although in some cases we have determined it no longer appropriate to fully rely on the Monoline credit enhancement, we did not experience any defaults from these insurers in 2008 or the first quarter of 2009 and have received all expected cash flows from the securities.

We recently received notice, however, from one Monoline indicating it has suspended payments to the trustees effective April 26, 2009. This is a Monoline for which we had made a determination in 2008 not to fully rely on its ability to fulfill its contractual obligations to the trustees, and had recognized OTTI and will continue to recognize an OTTI on the underlying securities, as appropriate, under EITF Issue 99-20.

We note the Staff’s comment and will revise our MD&A to enhance our discussion relating to insurance coverage provided by Monolines.  We will add disclosure along the following lines on page 47 of our March 31, 2009 Form 10-Q.

“Monoline insurers (Monolines) provide credit enhancement for certain of our investment securities.  The credit enhancement is a feature of each specific security that guarantees the payment of all contractual cash flows, and is not purchased separately by GE.  At March 31, 2009, our investment securities insured by Monolines totaled $3.0 billion, including $1.0 billion of our $1.2 billion investment in subprime RMBS.  Although several of the Monolines have been downgraded by the rating agencies, a majority of the $3.0 billion is insured by Monolines rated as investment-grade by at least one of the major rating agencies.  The Monoline industry continues to experience financial stress from increasing delinquencies and defaults on the individual loans underlying insured securities. In evaluating whether a security with Monoline credit enhancement is other-than-temporarily impaired, we first evaluate whether there has been an adverse change in estimated cash flows as determined in accordance with EITF Issue 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets.  If there has been an adverse change in estimated cash flows, we then evaluate the overall credit worthiness of the Monoline using an analysis that is similar to the approach we use for corporate bonds.  This includes an evaluation of the following factors: sufficiency of the Monoline’s cash reserves and capital, ratings activity, whether the Monoline is in default or default appears imminent, and the potential for intervention by an insurance or other regulator.  At March 31, 2009, the unrealized loss associated with securities subject to monoline credit enhancement was $0.6 billion, of which $0.3 billion relates to expected credit losses and the remaining $0.3 billion relates to other market factors.”

5.
We note the discussion on page 39 relating to the $0.3 billion of impairment charges you would have recorded at December 31, 2008 if the Monolines were unable to pay your anticipated claims on securities with expected losses.  Tell us whether that amount represented unrealized losses recorded in stockholders’ equity at that date and, if so, whether the amount relating to expected credit losses is included.  Tell us whether you continued to collect on the securities with $0.1 billion of expected credit losses subsequent to the year-end.  Otherwise, please clarify what the disclosure relating to the $0.1 billion in expected credit losses represents.

Response:

The Company supplementally advises the Staff that the $0.3 billion is included within unrealized losses on investment securities recorded in shareowners’ equity and represents the difference between the amortized cost and the fair value of the related securities.  Further, the $0.1 billion represents the adverse change in cash flows as determined in accordance with EITF Issue 99-20.  Based on the analysis as described in our response to question 4, we determined that it was not probable that the Monolines would be unable to fulfill their contractual obligations related to these securities.  As a result, the securities were not considered OTTI. For each of the related securities, we have continued to receive all expected cash flows.  In light of the difficulties facing this industry, we had included this disclosure to help investors understand our potential exposure and the overall impact it could have had on our financial statements.

Liquidity and Borrowings, page 45

6.
We note that during 2008 you generated cash from operating activities of approximately $49 billion and your cash and cash equivalents at December 31, 2008 amounted to approximately $48 billion.  Please tell us and revise your disclosure in future filings to explain in greater detail how you plan to fund the more than $290 billion in payments due in fiscal 2009.

Response:

The Company notes the Staff’s comment and will revise future filings to provide further disclosure on our funding plan.

We will expand our disclosures in future filings as applicable, to explain in greater detail our plan to fund the contractual obligation payments due in the following year. We will also provide additional disclosure along the following lines in the Liquidity and Borrowings section of MD&A on page 53 of our March 31, 2009 Form 10-Q.

“We manage our liquidity to help ensure access to sufficient funding at acceptable costs to meet our business needs and financial obligations throughout business cycles. Our obligations include principal payments on outstanding borrowings, interest on borrowings, purchase obligations for inventory and equipment and general obligations such as collateral deposits held, payroll and general accruals. We rely on cash generated through our operating activities as well as unsecured and secured funding sources, including commercial paper, term debt, bank deposits, bank borrowings, securitization and other retail funding products.

Sources for payment of our obligations are determined through our annual financial and strategic planning processes.  Our 2009 funding plan anticipates repayment of principal on outstanding short-term borrowings ($194 billion at December 31, 2008) through commercial paper issuances; incremental deposit funding and alternative sources of funding, in addition to deposits already on hand; long-term debt issuances; collections of financing receivables exceeding originations; and cash on hand.

Interest on borrowings is funded using interest earned on existing financing receivables.  During the first quarter of 2009, we earned interest income on financing receivables of $6 billion, which more than offset interest expense of $5 billion. Purchase obligations and other general obligations are funded through customer sales revenues (industrial) or collection of principal on our existing portfolio of loans and leases (financial services), cash on hand and operating cash flow.

The global credit markets have recently experienced unprecedented volatility, which has affected both the availability and cost of our funding sources. Throughout this period of volatility, we have been able to continue to meet our funding needs at acceptable costs and we continue to access the commercial paper markets without interruption.”

7.
While we note the $41 billion of investment securities you held at December 31, 2008, we also note from the disclosure on page 99 that $23 billion of those securities were in a loss position and that it is presently your intention to hold those securities until you can recover their respective amortized cost.  You disclose that you have the ability to hold your debt securities until their maturities.  As we note that only investment securities with an estimated fair value of $1.7 billion are contractually due in 2009 and in light of your contractual obligations for 2009, please discuss in greater detail your ability to hold your debt securities until their maturities.

Response:

The Company supplementally advises the Staff that most of our investment securities comprise investment-grade debt securities supporting obligations to annuitants and policyholders in our run-off insurance operations and holders of guaranteed investment contracts, and are held in regulated entities, policyholder trusts or by a trustee on behalf of investors.  The investment securities are intended to match the duration of the related obligations and generate interest income or cash flows over time that is intended to match periodic payments under the related obligations.  Currently, the level of annual premiums, investment income and other cash flows we expect to receive with respect to these portfolios exceeds payments to policyholders and contract-holders.

We do not intend to rely, nor do we anticipate needing to rely, on the sale of any of these securities to meet our contractual obligations.  We intend to hold our securities at least until we can recover their respective amortized cost and we have the ability to hold these securities to maturity, as we have sufficient access to funding sources and funds generated from operations to satisfy our obligations.

8.
We note the disclosure on page 45 that you have been able to continue to meet your funding needs at acceptable costs throughout this period of volatility mainly by accessing the commercial paper markets and by issuing unsecured long-term debt.  However, we note that your credit ratings by Standard & Poors and Moody’s has been downgraded recently and that the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program or TLGP will only be available through October 2009.  Please tell us and revise this section in future filings to discuss how these changes will impact the costs of your future borrowings.

Response:

The Company notes the Staff’s comment and will revise its disclosure in its March 31, 2009 Form 10-Q to discuss specifically how the changes in our long-term credit ratings and the expiration of the TLGP will affect the Company’s cost of borrowing. See also our response to comment #9.

Supplementally, we advise the Staff that we do not believe that the recent downgrades by S&P and Moody’s have had, or will have, a material impact on the cost of our future borrowings as the downgrades had been widely anticipated in the market and were already reflected in the spreads on our debt. As noted on page 13 of the Company’s 2008 Form 10-K, the Company’s cost of funding may increase substantially if the current disruption in the credit markets continues, particularly after the scheduled expiration of the TLGP.  However, we expect that funding costs for all companies participating in the TLGP will increase, which should make our newly issued debt more attractive, and therefore enable our funding costs to be lower on a relative basis given our high credit ratings.  In addition, as described below, we have a number of strategies available to help mitigate the effect of ongoing credit market turmoil.

We will provide additional disclosure along the following lines in the Liquidity and Borrowings section on page 56 of our March 31, 2009 Form 10-Q:

“We do not believe that the recent downgrades by S&P and Moody’s have had, or will have, a material impact on our cost of funding or liquidity.”

9.
In this regard, we note on page 45, that you are currently participating in the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”) and that the FDIC will extend this program through October 2009 for an additional premium.  Please revise future filings to discuss your plans to issue any additional funds under the FDIC program during the remainder of 2009.  If material, revise future filings to disclose the additional premium for any notes you will issue under the extension.  Finally, expand this section in future filings to discuss the impact on your liquidity when the plan is phased out in October 31, 2009.

Response:

The Company notes the Staff’s comment and will revise its future filings accordingly.

We have added disclosure along the following lines to the Liquidity and Borrowings section on page 55 of our March 31, 2009 Form 10-Q:

“Our 2009 funding plan anticipates approximately $45 billion of senior, unsecured long-term debt issuance. In the first quarter of 2009, we completed issuances of $23.6 billion of long-term debt under the TLGP. GE Capital has elected to participate in this program, under which the FDIC guarantees certain senior, unsecured debt issued before October 31, 2009 (with a maturity of greater than 30 days that matures on or prior to December 31, 2012). GE Capital pays annualized fees associated with this program that range from 60 to 160 basis points of the principal amount of each issuance and vary according to the issuance date and maturity.  We also issued $5.2 billion in non-guaranteed senior, unsecured debt with maturities of up of 30 years. These issuances, along with the $13.4 billion of pre-funding done in December 2008, brought our aggregate issuances to $42 billion as of March 31, 2009. We subsequently completed our anticipated 2009 long-term funding plan. In 2009, we also intend to start pre-funding our 2010 long-term funding target of $35 to $40 billion using the TLGP and non-guaranteed debt issuances.”

“We incurred $1.3 billion of fees for our participation in the TLGP and CPFF programs through March 31, 2009. These fees are amortized over the terms of the related borrowings.”

“After the expiration of the TLGP, GE Capital’s commercial paper (with maturities greater than 30 days) and long-term debt issuances will no longer be guaranteed by the FDIC.  The effect on our liquidity when the TLGP expires will depend on a number of factors, including our funding needs and market conditions at that time. If the current disruption in the credit markets continues after the expiration of the TLGP, our ability to issue unsecured long-term debt may be affected. In the event we cannot sufficiently access our normal sources of funding as a result of the ongoing credit market turmoil, we have a number of alternative sources of liquidity available, including:

•	Controlling new originations in GE Capital to reduce capital and funding requirements;

•	Using part of our available cash balance;

•	Pursuing alternative funding sources, including time deposits and asset-backed fundings;

•	Maintain availability of our bank credit lines equal to commercial paper outstanding;

•	Generating additional cash from industrial operations; and

•	Contributing additional capital from the Company to GE Capital, including from funds retained as a result of the reduction in our dividend announced in February 2009 or future dividend reductions.

We believe that our existing funds combined with our alternative sources of liquidity provide us with adequate liquidity to manage through the current credit cycle.”

10.
We note that certain of your debt instruments; guarantees; QSPE’s; swap, forward and options contracts; and covenants would require posting of additional capital or collateral in the event of a rating downgrade.  In light of the recent downgrade by Standard & Poor’s Rating Service and Moody’s Investment Services and to enhance an investor’s understanding of these events, please expand your disclosures in future filings to:

▪	Discuss the meaning ascribed to the different ratings by the agencies and to highlight for investors the differences between the prior and current ratings.

▪	Discuss the future impact of the downgrades on your liquidity.

▪
Quantify, to the extent possible, the impact of additional downgrades on your liquidity.  For example, discuss what would happen to your swaps, forwards, and option contracts if your rating would fall below A-/A3, and quantify the additional capital or collateral that would be required.

▪	Identify the “rating triggers” for all instruments with rating triggers and compare them to current debt ratings.

Response:

The Company notes the Staff’s comments and will revise its disclosure accordingly in its March 31, 2009 Form 10-Q.

Supplementally, we advise the Staff that we identified in our 2008 Form 10-K (page 52, Principal debt conditions) those instruments in which a material impact on our financial condition and results of operations might occur if certain ratings downgrade provisions were triggered.  We believe that any other triggers contained in our debt instruments are not reasonably likely to be triggered or, if triggered, would not have a material impact on the Company.  We therefore do not think it would be informative to investors to disclose the effects of additional ratings downgrades that are not reasonably likely to occur or that would not have a material effect on the Company.

We will provide additional disclosure along the following lines to the Liquidity and Borrowings section on page 56 of our March 31, 2009 Form 10-Q:

“The major debt rating agencies routinely evaluate our debt.  This evaluation is based on a number of factors, which include financial strength as well as transparency with rating agencies and timeliness of financial reporting.  On March 12, 2009, Standard & Poor’s (S&P) downgraded GE and GE Capital’s long-term rating by one notch from “AAA” to “AA+” and, at the same time, revised the outlook from negative to stable. Under S&P’s definitions, an obligation rated “AAA” has the highest rating assigned by S&P.  The obligor's capacity to meet its financial commitment on the obligation is extremely strong.  An obligation rated “AA” differs from an obligation rated “AAA” only to a small degree in that the obligor's capacity to meet its financial commitment on the obligation is very strong.  An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.  Stable means that a rating is not likely to change in the next six months to two years.

On March 23, 2009, Moody’s Investors Service (Moody’s) downgraded GE and GE Capital’s long-term rating by two notches from “Aaa” to “Aa2” with a stable outlook.  Under Moody’s definitions, obligations rated “Aaa” are judged to be of the highest quality, with minimal credit risk.  Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

The short-term ratings of “A-1+/P-1” were affirmed by both rating agencies at the same time with respect to GE, GE Capital Services and GE Capital Corporation.

We do not believe that the downgrades by S&P and Moody’s have had, or will have, a material impact on our cost of funding or liquidity.”

11.
We note that you raised $15 billion through common and preferred stock offerings in October 2008 and that you expect to contribute all of the proceeds from those offerings to the capital of GE Capital by the end of the first quarter of 2009.  In your future filings that discuss this capital contribution, please briefly describe the reasons for the capital contribution.  On a related matter, we note your disclosure on page 52 that “[i]f GE Capital’s ratio of earnings to fixed charges, which was 1.24:1 at the end of 2008, were to deteriorate to 1.10:1, GE has committed to contribute capital to GE Capital.”  In your future filings, please provide your investors with sufficient information to show how this ratio is calculated, and in your future applicable reports filed on Form 10-K, please include as an exhibit to such filings a statement re computation of ratios as required by Item 601(b)(12) of Regulation S-K or incorporate such exhibit by reference to the appropriate exhibit filed in General Electric Capital Corporation’s annual report filed on Form 10-K.  In each of your future filings discussing liquidity, please update this ratio as of the end of the period being presented in such filing and discuss and analyze any material factors that significantly affected to ratio as compared to the ratio reported in the immediately preceding period.  Also, please provide your investors with insight into how much additional capital would need to be contributed to GE Capital if this ratio is triggered and, if known, what resources GE would utilize to satisfy this financial commitment.  If there is a material risk that this financial commitment would require you to raise additional capital in future periods in order to make additional capital contributions to GE Capital, and such capital raising activities may be dilutive to your existing shareholders, please include appropriate risk factor disclosure in your future filings.

Response:

The Company notes the Staff's comment and will expand its disclosure in its March 31, 2009 Form 10-Q to further discuss GE Capital’s ratio of earnings to fixed charges, material factors affecting this ratio, GE’s commitment to contribute capital and related sources of those potential contributions, and make reference to related exhibits.

We will add disclosure along the following lines to the Liquidity and Borrowings section on page 56 of our March 31, 2009 Form 10-Q:

“Income Maintenance Agreement
If GE Capital’s ratio of earnings to fixed charges deteriorates below 1.10:1 for any fiscal year, GE has agreed to contribute capital to GE Capital sufficient to bring the ratio to at least 1.10:1 for that year in accordance with the agreement.

Ratio of Earnings to Fixed Charges
As set forth in Exhibit 99(b) hereto, GE Capital’s ratio of earnings to fixed charges declined to 0.97:1 in the first quarter of 2009 due to lower pre-tax earnings at GE Capital which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. The Company made a $9.5 billion capital contribution to GECS in the first quarter of 2009 (of which $8.8 billion was further contributed to GE Capital) to improve tangible capital and reduce leverage at GE Capital and we do not anticipate additional contributions in 2009.”

GE Cash Flow, page 48

12.
We note that your incremental cash generated in GE CFOA from selling receivables to GECS decreased by $0.1 billion in 2008.  Please tell us the gross amount of the cash generated from selling receivables to GECS and revise the table on page 48 in future filings to disclose the gross amount as a separate line item.

Response:

The Company supplementally advises the Staff that the gross amount of cash generated by GE from selling receivables to GECS was $36.3 billion in 2008.  The amount of cash that we would have collected in 2008 had we not sold receivables to GECS was $36.4 billion.  The net of these two amounts, which represents the effect of intercompany factoring on GE CFOA for the period, is $0.1 billion, which is disclosed on page 49 of our Form 10-K, along with a discussion of the factoring activity between the two companies.

We respectfully advise the Staff that we believe disclosure of the gross amount of cash generated from selling receivables to GECS is misleading, especially in periods such as 2008 when the net effect of such factoring activity was to decrease GE CFOA.

The Company will update its disclosure along the following lines on page 45 in its March 31, 2009 Form 10-Q to clarify the composition of the net effect as follows:

“GE sells customer receivables to GECS in part to fund the growth of our industrial businesses.  These transactions can result in cash generation or cash use.  During any given period, GE receives cash from the sale of receivables to GECS.  It also foregoes collection of cash on receivables sold.  The incremental amount of cash received from sale of receivables in excess of the cash GE would have otherwise collected had those receivables not been sold, represents the cash generated or used in the period relating to this activity.  The incremental cash generated in GE CFOA from selling these receivables to GECS increased GE CFOA by an insignificant amount and $0.6 billion in the three months ended March 31, 2009 and  2008, respectively.  See Note 19 to the condensed, consolidated financial statements for additional information about the elimination of intercompany transactions between GE and GECS.”

Critical Accounting Estimates, page 53

13.
We note the disclosure on pages 54 and 78 that the fair value used to measure impairment and the estimated unguaranteed residual values are based primarily on “independent appraisals.”  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement.

Response:

The Company supplementally advises the Staff that in measuring impairment for commercial aircraft, we receive valuation information on each of the impaired commercial aircraft from three independent external appraisers.  We use the average of the appraisal data from these three appraisals to determine the fair value we use for impairment measurement.

We will revise future annual filings to provide clarification along the following lines:

“We receive valuation information on each of our impaired commercial aircraft from three independent external appraisers.  Fair value of each aircraft is based upon appraised current market values, not base values.  The average of the appraisal data from these three appraisals is used to determine the fair value we use for impairment measurement.

Estimated unguaranteed residual values at lease inception represent our initial estimates of the future fair value of leased assets at expiration of lease and are based primarily on information obtained from independent appraisers, and supplemented with all relevant information available including industry trends.”

14.
We note that you re-tested goodwill for impairment at the reporting units within Capital Finance during the fourth quarter of 2008 given the significant changes in the business climate for financial services.  We note that you use a discounted cash flow method and use comparative market multiples to corroborate discounted cash flow results.  We also note that if your analysis indicates goodwill is impaired, you supplement the cash flow approach with independent appraisals, as appropriate.  In the interest of providing readers with a better insight into your judgments into accounting for goodwill, please explain to us and consider disclosing in future filings the following:

▪
Include sufficient information to enable a reader to understand how each of the valuation methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

▪	How you weight each of the methods used including the basis for that weighting.

▪	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

▪	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

The Company notes the Staff's comment and will revise its disclosure along the following lines in the Goodwill and other intangibles note on page 21 of its March 31, 2009 Form 10-Q.

“We test goodwill for impairment annually and more frequently if circumstances warrant.  Given the significant decline in our stock price in the first quarter of 2009 and current market conditions in the financial services industry, we conducted an additional impairment analysis of the Capital Finance reporting units during the first quarter of 2009 using data as of December 31, 2008.  Reporting units within Capital Finance are CLL, Consumer, Real Estate, Energy Financial Services and GECAS, which had goodwill balances of $12,029 million, $8,995 million, $1,140 million, $2,119 million and $154 million, respectively, at March 31, 2009.

We determined fair values for each of the Capital Finance reporting units using an income approach. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results.  For purposes of the income approach, fair value was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.  We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to our reporting units.  We used discount rates that are commensurate with the risks and uncertainty inherent in the financial markets generally and in our internally developed forecasts.  Discount rates used in these reporting unit valuations ranged from 11.5% to 13.0%.  Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving financial services businesses.

Compared to the market approach, the income approach more closely aligns the reporting unit valuation to a company’s or business’ specific business model, geographic markets and product offerings, as it is based on specific projections of the business. Required rates of return, along with uncertainty inherent in the forecasts of future cash flows are reflected in the selection of the discount rate. Equally important, under this approach, reasonably likely scenarios and associated sensitivities can be developed for alternative future states that may not be reflected in an observable market price.   A market approach allows for comparison to actual market transactions and multiples.  It can be somewhat more limited in its application because the population of potential comparables (or pure plays) is often limited to publicly-traded companies where the characteristics of the comparative business and ours can be significantly different, market data is usually not available for divisions within larger conglomerates or non-public subsidiaries that could otherwise qualify as comparable, and the specific circumstances surrounding a market transaction (e.g., synergies between the parties, terms and conditions of the transaction, etc.) may be different or irrelevant with respect to our business. It can also be difficult under the current market conditions to identify orderly transactions between market participants in similar financial services businesses. We assess the valuation methodology based upon the relevance and availability of data at the time of performing the valuation and weight the methodologies appropriately.

In performing the valuations, we updated cash flows to reflect management’s forecasts and adjusted discount rates to reflect the risks associated with the current market.  Based on the results of our testing, the fair values of these reporting units exceeded their book values; therefore, the second step of the impairment test (in which fair value of all reporting units’ assets and liabilities are measured) was not required to be performed and no goodwill impairment was recognized.  Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results, future business plans, economic projections and market data.  Actual results may differ from forecasted results. While no impairment was noted in our step one impairment tests, goodwill in our Real Estate reporting unit may be particularly sensitive to further deterioration in economic conditions. If current conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates described above could change in future periods.”

Note 28, Fair Value Measurements, page 127

15.
We note that of your $62.9 billion (pre-FIN 39 netting) assets measured at fair value on a recurring basis at December 31, 2008, you measured approximately $46 billion based on level 2 inputs and approximately $15 billion based on level 3 inputs.  We also note on page 98 that approximately $22 billion of your investment securities at that date consisted of U.S. Corporate debt, State and municipal securities, U.S. Government and agency securities, all of which are usually traded on active markets.

▪	Explain to us the factors you considered in concluding that these securities could not be measured using level 1 input but that level 2 or level 3 inputs were more appropriate.

▪	Describe to us the methodologies and assumptions you used to validate the third party valuation based on level 2 and level 3 inputs in greater detail for each security you valued.

Response:

The Company supplementally advises the Staff that for a significant portion of our portfolio, we obtain pricing information from an independent pricing vendor.  The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor would come from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related reference data.  Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.  The pricing vendor considers all available market observable inputs in determining the evaluation for a security.  Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information, and these investments are included in Level 2.  In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

As part of our adoption of SFAS 157 in the first quarter of 2008, we conducted a review of our primary pricing vendor, with the assistance of an accounting firm, to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard.  More specifically, we used a combination of approaches to validate that the process used by the pricing vendor is consistent with the requirements of the standard and that the levels assigned to these valuations are reasonable.  While we were not provided access to proprietary models of the vendor, our review included on-site walk-throughs of the pricing process, methodologies and control procedures for each asset class for which prices are provided.  Specifically, our review identified that the pricing vendor’s methodologies are responsive to current market events, includes a process that allows security valuation to be challenged and includes a “stale price” review and other tolerance checks.  We recently conducted a similar review in 2009 and anticipate annually confirming our understanding of the vendor’s process, methodologies and control procedures.  Our review also included an examination of the underlying inputs and assumptions for a sample of individual securities, a process we continue to perform for each reporting period.  Such reviews include a representative sample of securities that ensures coverage across asset classes, credit rating levels and various durations.  For each of the securities sampled, we obtain an understanding of the specific pricing methodology, validate that the method is appropriate and that the market data used is observable and would be considered by other market participants when pricing the security.

As such, we believe that the prices received from our pricing vendor are representative of exit prices in accordance with SFAS 157, as amended, and are classified appropriately in the SFAS 157 hierarchy.

In connection with responding to your comments, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller

Jamie S. Miller
Vice President – Controller

cc:     J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance
Counsel
F. Casal, Partner, KPMG LLP